ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

16 September 2009

Director/PDMR Shareholding

Mark Armour, a director of Reed Elsevier, exercised an SAYE option on 15 September 2009 over 4,329 Reed Elsevier PLC ordinary shares, granted in 2004, at 377.60p. All of the shares have been retained.

Following these transactions Mark Armours’ current interest in the capital of Reed Elsevier is as follows:

248,742 Reed Elsevier PLC ordinary shares

136,889 Reed Elsevier NV ordinary shares